

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Sean Wirtjes
Chief Financial Officer
Rapid Micro Biosystems, Inc.
1001 Pawtucket Boulevard West, Suite 280
Lowell, MA 01854

      Re: Rapid Micro Biosystems, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 10, 2023
          File No. 001-40592

Dear Sean Wirtjes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Industrial Applications and Services